EXCEED COMPANY LTD. RESPONDS TO SHAREHOLDER INQUIRIES

Fujian, China — August 4, 2011 — Exceed Company Ltd.(NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, announces that its Chairman and Chief Executive Officer, Mr. Shuipan Lin, has issued a letter to shareholders in response to investor inquiries regarding the Company’s financial and operational disclosure.  The full text of the letter is provided below and can also be accessed on the company’s website at www.exceedsports.cn .

Chairman’s Letter

August 4, 2011

Dear Shareholders,

In response to investor inquiries regarding recent negative reports issued by short sellers targeting Exceed, our management team, legal counsel and advisors have worked diligently to provide a detailed, fact-based response.   We believe the accusations leveled by these short sellers, who stand to benefit financially by a decline in our share price, are wholly without merit.  As a U.S. reporting Company, we have and continue to maintain a high level of transparency and disclosure, and our financial position and operations remain strong.

Our Capital Management and Cash Balances

It is common for sportswear companies in China have a large cash balance due to their cash-rich business model. Hong Kong listed Chinese sportswear companies generally have a cash balance ranging between US$230 million to US$780 million as at 31 December 2010, which is much higher than the cash balance of US$115.6 million for EDS as at 31 December 2010.  Our accounts receivable turnover days and inventory turnover days are 96 days and 10 days, respectively, for the fiscal year 2010, which are comparable to 19-181 days and 13-60 days for other Hong Kong-listed competitors.

Despite our healthy cash balance, we have discussed in detail in recent announcements and on our first quarter 2011 results conference call our reasoning for not having yet issued a dividend.  As we discussed, the sportswear industry in China is evolving, due to the consolidation of outsourced manufacturers and a shortage of labor. Due to the highly competitive environment, we have noticed a decrease in the number of small outsourced manufacturers and the formation of large outsourced manufacturers. This trend is weakening the bargaining power of brand owners like us and has impacted the stability of our long-term product supply and gross profit margin. We are exploring solutions, including the construction of new production facilities at a faster pace and acquisition of other production facilities. To facilitate the operation of a new production network, we are considering building new regional sales and logistic centers.  As such, we believe it is necessary to continue investing in our future growth, and therefore must maintain sufficient flexibility in terms of our cash balances, especially as our cash position is lower than most of our Hong Kong-listed competitors.

Questions Relating to Our SAIC Filings

Questions on the comparability of our Chinese State Administration of Industry and Commerce (SAIC) filings versus SEC filings have also been raised by investors.   As many investors are now aware, SAIC filings are essentially a formality, primarily for the purposes of business license renewal with the government.  As such, SAIC filings are not reviewed or audited with the same rigor as SEC filings.  We have continued to report SAIC figures which are in-line with our audited SEC filings, and this includes our 2008, 2009 and 2010 SAIC filings.   We most recently filed a 2010 financial report for our subsidiaries, Xidelong China and Fujian Xidelong, with the SAIC and the report will be made available on our website at: www.exceedsports.cn.

Nevertheless, we strongly urge investors to focus on our audited SEC filings, which are the ultimate measure of our financial performance.  Our SEC filings are audited by Crowe Horwath LLP, a top 10 and well-regarded accounting firm, and they fully stand by our audited financials.

Questions Relating to Our Proposed Hong Kong IPO and Subsequent Decision to List in the US

Investors have raised questions regarding our decision to abort our proposed Hong Kong IPO in 2008, and our subsequent decision to list instead in the U.S. through an RTO SPAC transaction.  We began the HK IPO process with high hopes, having secured Goldman Sachs as our lead underwriter, and Ernst & Young as our auditor.  The support from these two industry leaders is itself a strong testament to our healthy financial and operational position at the time. However, the IPO market in Hong Kong was severely affected by the economic downturn in the second half 2008 and many IPOs were withdrawn. We were one of them. One of our competitors, Xtep, was listed on the HKEX in May 2008. However, the share price of Xtep dropped approximately 30% within one month after its listing. This clearly had a negative impact on investor confidence in the PRC sportswear market at that time.  In fact, the HK IPO window was essentially closed for Chinese sportswear companies during the period we had considered our listing.  As noted, Xtep listed in May 2008, and the next sportswear company listing was not until July 2009, with the IPO of 361.  In the interim, with limited visibility into when the market conditions in Hong Kong would be more conducive to a listing, we made the decision to list in the U.S.

In June 2008, our expected P/E for the proposed HKEX listing was adjusted to 8-12 times our estimated 2008 earnings. Goldman Sachs, our underwriters, also commented that it was very likely that we would not obtain full subscription even though the IPO share price was set at the low end of the range.  In addition, our underwriters advised us that the Hong Kong IPO market might not recover in the year ahead (2008-2009). We therefore took the advice from our underwriters and decided to suspend the HK IPO.

Subsequent to our decision to suspend our HK IPO, in late 2008, 2020 ChinaCapAcquirco (“2020”), proposed a US listing opportunity to EDS through a SPAC merger and the proposed valuation for the entire shareholding in EDS would be 6 times our estimated 2008 earnings. EDS considered that the US capital market was, and continues to be, the most prominent market in the world, and the valuation for EDS was only moderately lower than that for the proposed Hong Kong IPO.  As a result, EDS decided to undertake the SPAC merger with 2020.  Furthermore, we understand that SPAC owner 2020 had conducted comprehensive due diligence on EDS including financial analysis, site visits of our production facility and retail stores, meetings with distributors and suppliersand communication with the professionals engaged during our HK IPO process.

Furthermore, Ernst & Young carried out an independent audit of Exceed and its subsidiaries during Hong Kong IPO process. Ernst & Young did not rely on the work from the PRC audit firms.It is a general procedure for the Big Four auditors or other overseas auditors to obtain the PRC audited report from the Company and make certain disclosures, as regulations require PRC companies to be audited by the PRC auditors once a year. However, it does not mean that the Big Four auditors or other overseas auditors would rely on the work from the PRC audit firm.

According to the Ernst & Young Accountants’ report:

“For the purpose of this report, we have carried out independent audit procedures in accordance with Hong Kong Standards on Auditing (‘‘HKSAs’’) issued by the HKICPA on the management accounts of these companies which were prepared in accordance with
International Financial Reporting Standards (‘‘IFRSs’’) issued by the International Accounting
Standards Board (the ‘‘IASB’’).”

“In our opinion, on the basis of presentation set out in note 1 under Section II ‘‘Notes to
Financial Information’’ below, the Financial Information gives, for the purpose of this report, a true and fair view of the combined state of affairs of the Group as at December 31, 2005, 2006 and 2007, and of the combined results and cash flows of the Group for the Relevant Periods.”

It is common practice for Hong Kong IPO offerings to state the intended dividend policy in their prospectus as investors in Hong Kong prefer receiving dividends as there is no dividend tax in Hong Kong. As such, in our prospectus for the suspended HK IPO, we had included an indicative dividend payout.  However, once we decided to list in the U.S., the management considered the US tax impact on dividend payments and our long-term capital expenditure requirements (as described above), and ultimately decided to revise our dividend policy.

Finally, it is also not uncommon for companies to fallvictim to rumors and speculation in the media during their IPO process in Hong Kong.  We were not immune to this unfortunate practice; however it’s important to note that there have not been any further negative rumors in the press following the suspension of our HK IPO.  We understand that another major sportswear company wasthe victim ofnegative rumors in the press during their HK IPO process as well.

Questions on Our Advertising and Promotional Activities and Expenses

Our brand Xidelong is positioned as a middle-market brand targeting the “lifestyle” product category, which we view to be between the more functional/professional brands, such as Nike or 361º, and the more fashion oriented brands, such as Xtep or Kappa.  In recent years we have used the “happy lifestyle” theme across our marketing and advertising activities, and as such we have chosen various marketing approaches which are not necessarily sports-related.  For example, we engage By2, a popular Taiwan-based musical group, as a product spokesperson; have sponsored the "Fitness for All" nationwide campaign and events organized by PRC governmental  Sports Council for two consecutive years since 2010; and have sponsored the "Inter-City" entertainment and sports TV weekly series on CCTV1 and CCTV 5, the most influential TV channels in China.  Our marketing campaigns are geared towards a specific target market. And while we may conduct fewer overall advertising and promotional campaigns relative to some of our peers, we do not believe that the number of events in and of themselves can be used to justify the A&P expenditure of a company.  Costs vary depending on the event or sponsorship.  For example, CCTV is the most expensive but influential TV channel in China.  In addition, given the scale and breadth of the“Fitness for All”campaign,the sponsorship cost is quite high as well.

Questions on Our Visibility within the China Sportswear Market

As a final point, a few investors have asked why Exceed and our China brand is not always named alongside our Hong Kong listed competitors in industry and analyst reports.  Frankly, we do not know, because we can’t speak on behalf of the authors of the industry and analyst reports cited by some investors.  However, we would point out that in January, as we announced that wewere named, alongside other leading sportswear brands Li Ning and ANTA, as one of China’s “Top Ten Sport-footwear Enterprises” and among the “100 Most Valuable Brands of 2010 in the Footwear Industry” by the National Productivity Center of the Leather and Footwear Industry.  A copy of the award can be found on our website.  For another example, please see the Deutsche Bank research note on Anta, dated February 21, 2011, which clearly lists XD Long, our operating subsidiary, on page 4, Figure 2.  There are a number of additional examples of Exceed and/or our operating subsidiaries being mentioned in analyst reports, independent industry research reports and in the press, but we do not feel it is necessary to list them all here.

We hope the above details address your questions, and we remain committed to maintaining open and frequent communications with our investors in the future.  We thank you for your continued support.

Sincerely,

Shuipan Lin
Founder, Chairman & Chief Executive Officer
Exceed Company Ltd.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com